Exhibit 3

FOR IMMEDIATE RELEASE	29 June 2016

                             WPP PLC (“WPP”)

WPP and Tencent establish “China Social Marketing Lab”

Strategic Partnership

Memorandum of Understanding to advance innovation in the social space

In the spirit of innovation and creativity, WPP, the world’s largest communications services group, and Tencent, a leading provider of Internet value added services in China, have signed a memorandum of understanding (MOU) and entered into a strategic alliance to create a social innovation and ideation lab.

The “China Social Marketing Lab” will leverage Tencent’s strengths in the local online space and WPP’s global marketing expertise. The lab will develop enhanced solutions that cater to clients and their target audiences. Through knowledge sharing, the collaboration will harness technology, analytics and creative input to build social ideas and campaigns for Tencent’s QQ and Weixin/WeChat platforms.

Sir Martin Sorrell, founder and CEO of WPP said, “This partnership combines the best of talent and technology within WPP and Tencent. Fostering innovation in the social sphere is key in today’s world of hyper-connectivity. Collaborating with partners and clients is a strategic way forward for WPP and our agencies to create stronger products for better engaging end-users.”

Davis Lin, Vice President of Tencent said, “This partnership represents Tencent’s efforts to create a vibrant content industry through creative social advertising formats, data and technology. Tencent’s QQ and Weixin/WeChat are among China’s most-used mobile applications. In conjunction with WPP’s global agencies, we will connect businesses with people while offering both businesses and users an enhanced social experience.”

The MOU was signed on the sidelines of the Cannes Lions International Festival of Creativity where WPP was named the world’s most creative holding company for a sixth consecutive year. The win means WPP now holds the title of Parent Company of the Year for 2016 at four of the industry’s leading awards programmes: Cannes Lions, the Effies, the Warc 100 and The One Show.

Contact:

Juliana Yeh Juliana.yeh@wpp.com	+852-22803790

Vivian Lu vivianlu@tencent.com	+8610-82173145 (ext 31275)

About WPP

WPP is the world’s largest communications services group with billings of US$73 billion and revenues of US$19 billion. Through its operating companies, the Group provides a comprehensive range of advertising and marketing services including advertising & media investment management; data investment management; public relations & public affairs; branding & identity; healthcare communications; direct, digital, promotion & relationship marketing; and specialist communications. The company employs 194,000 people (including associates and investments) in over 3,000 offices across 112 countries. For more information, visit www.wpp.com.

WPP was named Holding Company of the Year at the 2016 Cannes Lions International Festival of Creativity for the sixth year running. WPP was also named, for the fifth consecutive year, the World’s Most Effective Holding Company in the 2016 Effie Effectiveness Index, which recognizes the effectiveness of marketing communications. In 2016 WPP was recognised by Warc 100 as the World’s Top Holding Company (second year running).

About Tencent

Tencent uses technology to enrich the lives of Internet users. Every day, hundreds of millions of people communicate, share experiences, consume information and seek entertainment through our integrated platforms. Tencent’s diversified services include QQ, Weixin/ WeChat for communications; Qzone for social networking; QQ Game Platform for online games; QQ.com and Tencent News for information and Tencent Video for video content. Tencent was founded in Shenzhen in 1998 and went public on the Main Board of the Hong Kong Stock Exchange in 2004. The Company is one of the constituent stocks of the Hang Seng Index. Tencent seeks to evolve with the Internet by investing in innovation, providing a mutually beneficial environment for partners, and staying close to users.